SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners VI, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2100

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 504,568
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 504,568
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 504,568 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.6% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2)	Based on 19,230,350 common units representing limited partner interests of the Issuer (“Common Units”) outstanding as of May 8, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2013.

CUSIP No. 59560V109

(1)	Names of Reporting Persons YORKTOWN VI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 504,568
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 504,568
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 504,568 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.6% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2)	Based on 19,230,350 Common Units outstanding as of May 8, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 8, 2013.

CUSIP No. 59560V109

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN VI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 504,568
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 504,568
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 504,568 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.6% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2)	Based on 19,230,350 Common Units outstanding as of May 8, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 8, 2013.

This Amendment No. 3 amends the Schedule 13D with respect to the common units representing limited partner interests (“Common Units”) of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Company”), previously filed by Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown”), with the SEC on December 30, 2011, as amended by Amendment No. 1 filed with the SEC on October 24, 2012 and Amendment No. 2 filed with the SEC on March 13, 2013 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs a and c of Item 5 of the Schedule 13D are amended and restated in their entirety by the following:

(a) As of May 20, 2013, Yorktown, Yorktown Company and Yorktown Associates beneficially owned 504,568 Common Units, representing 2.6% of the Company’s outstanding Common Units. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 19,230,350 Common Units of the Company outstanding as of May 8, 2013, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 8, 2013.

(c) On May 20, 2013, Yorktown distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, an aggregate of 750,597 Common Units of the Company, to its limited and general partners (the “Distribution”). Upon the consummation of the Distribution by Yorktown, Yorktown Company distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, all 120,055 Common Units of the Company received in the Distribution to its limited and general partners (the “Subsequent Distribution”). Upon the consummation of the Subsequent Distribution by Yorktown Company, Yorktown Associates distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its operating agreement, all 621 Common Units of the Company received in the Subsequent Distribution to its members.

Item 5 of the Schedule 13D is amended to include the following:

(e) On May 20, 2013, each of Yorktown, Yorktown Company and Yorktown Associates ceased to be the beneficial owner of more than five percent of the Common Units of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 23, 2013

YORKTOWN ENERGY PARTNERS VI, L.P.

By:	Yorktown VI Company LP,
its general partner

	By:	Yorktown VI Associates LLC,
its general partner

		By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member

YORKTOWN VI COMPANY LP

By:	Yorktown VI Associates LLC,
its general partner

	By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member

YORKTOWN VI ASSOCIATES LLC

By:	/s/ Peter A. Leidel
Peter A. Leidel, Managing Member